July 27, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Stephanie L. Sullivan

Re:	Trustco Bank Corp NY
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
File No. 000-10592

Dear Ms. Sullivan:

This letter sets forth the responses of Trustco Bank Corp NY (the "Company") to the comment letter dated July 14, 2016 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company's Form 10-K for the Fiscal Year Ended December 31, 2015.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company's Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2015

 Item 9A. Controls and Procedures, page 26

1. We note your disclosure throughout your filing that you entered into a formal agreement with the Comptroller of the Currency of the United States in July 2015 and filed the agreement as an exhibit to an 8-K filed on July 21, 2015. Given the nature of the items outlined in the formal agreement, which cover areas which we believe could overlap with internal control over financial reporting, including the internal audit function, corporate governance, and independent loan reviews, please tell us how you concluded in both your Form 10-K and your March 31, 2016 Form 10-Q that there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. As part of your response, please tell us whether you expect to report any changes in your future periodic reports.

The Formal Agreement that the Company’s subsidiary, Trustco Bank, (the “Bank”), entered into with the Office of the Comptroller of the Currency (the “OCC”) in July 2015 was primarily directed at the Bank’s operations, controls and process for regulatory compliance with consumer protection laws and regulations.  Regulatory compliance may be defined as operational procedures unrelated  to financial reporting internal controls, including internal accounting controls, financial statements or financial systems , that are required to comply with rules and regulations primarily with respect to consumer protection laws.  Virtually all aspects of the Bank’s interactions with customers are governed by broad and extremely detailed statues, regulations and regulatory interpretations.  These rules detail the requirements, information and disclosures that the Bank must provide to and interact with customers for deposit and credit activities.  These regulations formed the basis of the concerns expressed by the OCC in the Formal Agreement.   As part of its financial reporting process the Company has analyzed each element of the Formal Agreement with the OCC to determine if that element had a material effect, or was reasonably likely to have a material effect, on internal control over financial reporting.  The focus of the OCC concerns that culminated in the Formal Agreement originated in the area of compliance with rules and regulations primarily with respect to consumer protection laws.  Upon completion of the review for the periods covered in the Company’s Form 10-K for the year ended December 31, 2015 and for the Form 10-Q for the quarter ended March 31, 2016, management concluded that there was no material change in the Company’s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Formal Agreement with the OCC requires the Bank to take a number of steps to study and evaluate, and draw conclusions with respect to the effectiveness of the Bank’s operations in the areas that were the focus of the agreement, which, as noted above, originated within the area of regulatory compliance.  The Formal Agreement details the areas to be included in the effectiveness review; however, the fact that the Formal Agreement identified specific areas to be reviewed with respect to the Bank’s compliance processes and procedures does not indicate or imply that internal control over financial reporting were deficient.  Rather it implies that the Bank’s operating controls and procedures for compliance related matters were deficient and needed to be studied and expanded.   The Formal Agreement details the areas to be reviewed and lists the specific criteria to be considered in the effectiveness review.  The detailed list of specific criteria was not intended to imply these areas were not currently operationalized at the Bank but rather to insure the thoroughness of the review process.

The Staff comment letter makes specific reference to the internal audit department, internal loan review and corporate governance as areas of possible cross over with “internal control over financial reporting”.  Based upon its review of the Formal Agreement and actions required under the Formal Agreement, management believes that issues raised by the OCC related to internal audit and internal loan review involved enhancements to those department processes and procedures to expand the scopes of each to include evaluations of the Bank’s compliance with regulatory rules and regulations. Expanded process and procedures were designed to include compliance risk as an element of internal audit and internal loan review consideration in developing the scope, depth and reporting of their work.  Staffing levels and expertise needed to be studied in relation to these additional requirements.  The expanded processes and procedures were not directed at or applicable to internal control over financial reporting and as such did not have a material impact on internal control over financial reporting.

Similarly, the provisions of the Formal Agreement with respect to corporate governance originated primarily in the areas of regulatory compliance practices, staffing, structural organization and processes followed by the Bank. All areas of the Bank were subject to this review; however, the background was compliance with regulatory rules and requirements.  The required review of corporate governance was to include staffing levels, structure, succession planning and training all evolving from the underlying concerns relative to Bank compliance with regulatory rules and regulations in the consumer protection area.  The required review was comprehensive in nature to insure that the Bank had evaluated all aspects of the operations; again, however the enhancements were primarily directed to compliance related matters which did not have a material impact on internal control over financial reporting.

In light of the foregoing, relating to the formal agreement, we do not at this time expect to report in future filings any material changes in internal control over financial reporting.

Exhibit 13

Notes to Consolidated Financial Statements, page 45

Note 13 - Fair Value of Financial Instruments, page 83

2. We note that you have other real estate owned and impaired loans that are based on Level 3 fair value measurements on a non-recurring basis for all periods presented. In future filings please include quantitative information about the significant unobservable inputs used in the fair value measurement in accordance with ASC 820-10-50-2(bbb).

In future filings we will provide the quantitative information relative to significant unobservable inputs used in the fair value measurement in accordance with ASC 820-10-50-2(bbb) for the non-recurring Level 3 valued assets.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's Form 10-K.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 518.381.3876.

/s/ Michael M. Ozimek

Michael M. Ozimek

Chief Financial Officer